[LETTERHEAD OF BLANKROME LLP]

Phone:	215-569-5737
Fax:	215-832-5737
Email:	barychev@blankrome.com
December 23, 2008
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Impax Laboratories, Inc. Amendment No. 4 to Registration Statement on Form 10-12G Filed December 15, 2008 File No. 0-27354
Dear Mr. Riedler:
     On behalf of Impax Laboratories, Inc., we submit the Company’s responses to the comments raised in your December 22 letter to the Company. In order to facilitate your review, each of the staff’s comments is followed by the Company’s response below. We have also provided, on a supplemental basis, a blackline document that compares Amendment No. 4 to the Registration Statement on Form 10 filed with the SEC on December 15, 2008 with Amendment No. 5 being filed herewith. The references to page numbers below are to the blackline document.
Form 10-12G/A-4
Recent Developments, page 1
1.	We note your response to comment 3 from our letter of December 10, 2008 regarding the FDA’s statements with respect to the Company’s generic Wellbutrin XL in the 300 mg strength. We have also reviewed the associated disclosure in the Form 10 that you revised in response to our comment. In part, our prior comment asked Impax to disclose the percentage of its revenues attributable to sales of this product, which has generated a significant source of revenue since Teva began distributing it in 2006. Please refer to Item 101(c)(i) of Regulation S-K, which requires disclosure of the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years, or 15 percent of consolidated revenue if total revenue did not exceed $50 million during any such fiscal years.

Jeffrey P. Riedler
December 23, 2008

To the extent that your sales of generic Wellbutrin XL, in all strengths, accounted for 10 percent or more of revenues, you must disclose the amount or percentage of such revenue. To the extent that your sales of the generic 300 mg Wellbutrin XL produce by itself, let alone as part of a class of similar products, accounted for 10 percent or more of revenues, you must disclose the amount or percentage of such revenue as well.
Response:
During the fiscal years ended December 31, 2006 and 2007 and the nine months ended September 30, 2008, the only generic Wellbutrin XL product marketed by the Company was its generic Wellbutrin XL 300 mg product, which was first launched in December 2006 under the terms of the Teva Agreement. In this regard, the percentage of the Company’s revenue attributable to the generic Wellbutrin XL 300 mg product was approximately 7.8%, 5.9% and 5.4% for the years ended December 31, 2006 and 2007, and for the nine months ended September 30, 2008, respectively.
Item 1A. Risk Factors, page 17
We face intense competition..., page 23
2.	We note your response to our comment 7 regarding market exclusivity in connection with Paragraph IV certification. Please revise your disclosure to state, if known to you, that Paragraph IV certifications have been filed by unrelated third parties with respect to products with which your eight other products pending FDA approval can be expected to compete. If you are not aware of any such Paragraph IV certifications, tell us supplementally in your response letter.
Response:
In response to this comment, the Company revised the risk factor on page 21 to state the following:
With respect to our 12 products pending FDA approval for which we have filed Paragraph IV certifications, we believe: (i) unrelated third parties are the first to file with respect to products with which our eight products can be expected to compete; (ii) we are the first to file for two products; and (iii) we share first to file status with other filers for two products.

Jeffrey P. Riedler
December 23, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Presentation of Non-GAAP Financial Data, page 44
3.	We note your response to our comment 10 and the additional disclosure in the filing. Your additional disclosure does not provide persuasive reason as to why presentation of your Non-GAAP performance measure is appropriate. The measure presents financial information that takes out the effect of Staff Accounting Bulletins 101, 104, EITF 00-21 and other applicable GAAP guidance, which are intended to present your financial statements in a comparable format with other companies. Please explain to us why this presentation is appropriate or delete the Non-GAAP performance presentation from your filing.
Response:
In response to this comment, the Company removed from the Management’s Discussion and Analysis of Financial Condition and Results of Operations its discussion of Non-GAAP financial data on pages 43, 44, 46, 47, 51 and 55.

Jeffrey P. Riedler
December 23, 2008

     If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (215) 569-5737.

Very truly yours,
/s/ Yelena Barychev
Yelena Barychev

cc:	Daniel Greenspan Suzanne Hayes Mary Mast Jim Peklenk Arthur A. Koch, Jr., SVP & Chief Financial Officer Thomas Valvano, Grant Thornton LLP Michael Joseph, Esq., Blank Rome LLP